SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Integra LifeSciences Holdings Corporation

(Name of Issuer)

Common stock, $.01 par value

(Title of Class of Securities)

457985208

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457985208	13G

1	Name of Reporting Person: Richard E. Caruso, Ph.D. I.R.S. Identification No. of Above Person (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 193,796 shares*

	6	Shared Voting Power 11,982,410 shares*

	7	Sole Dispositive Power 193,796 shares*

	8	Shared Dispositive Power 11,982,410 shares*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,176,206 shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 14.28%*

12	Type of Reporting Person (See Instructions) IN

*Includes 59,662 shares of common stock that may be acquired upon exercise of options as of or within 60 days of February 1, 2019.  Dr. Caruso disclaims beneficial ownership of the shares owned by Tru St Partnership LP, Provco Leasing Corporation as described in this Schedule 13G (Amendment No. 16) except to the extent of his pecuniary interest therein.

CUSIP No. 457985208	13G

1	Name of Reporting Person: Tru St Partnership LP I.R.S. Identification No. of Above Person (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 shares

	6	Shared Voting Power 11,982,410 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 11,982,410 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,982,410 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 14.07%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 457985208	13G

1	Name of Reporting Person: Provco Leasing Corporation I.R.S. Identification No. of Above Person (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 shares

	6	Shared Voting Power 11,982,410 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 11,982,410 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,982,410 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 14.07%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 457985208	13G

1	Name of Reporting Person: The Uncommon Individual Foundation I.R.S. Identification No. of Above Person (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: Integra LifeSciences Holdings Corporation.
	(b)	Address of Issuer’s Principal Executive Offices: 311 Enterprise Drive, Plainsboro, New Jersey 08536.

Item 2.
	(a)	Name of Person Filing: See (c) below.
	(b)	Address of Principal Business Office or, if none, Residence: See (c) below.
(c)

Citizenship:
Richard E. Caruso Ph.D.
795 East Lancaster Ave., Suite 200
Villanova, Pennsylvania  19085
United States citizen.

Tru St Partnership LP
795 East Lancaster Avenue, Suite 200
Villanova, Pennsylvania  19085
Pennsylvania limited partnership.

Provco Leasing Corporation
1105 N. Market Street, Suite 602
Wilmington, Delaware  19810
Delaware corporation.

The Uncommon Individual Foundation
795 East Lancaster Ave, Suite 204
Villanova, Pennsylvania  19085
Pennsylvania corporation.

	(d)	Title of Class of Securities: common stock, $.01 par value.
	(e)	CUSIP Number: 457985208.

Item 3.	Not applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2018, Dr. Caruso may be deemed the beneficial owner of 12,176,206 shares of common stock.  He individually holds 134,134 shares and holds options to purchase 59,662 shares of common stock that are exercisable within 60 days of February 1, 2019.  Tru St Partnership LP (“Tru St”) may be deemed the beneficial owner of 11,982,410 shares of common stock.  Dr. Caruso is the Chariman Emeritus of Provco Leasing Corporation (“Provco Leasing.  Provco Leasing is the corporate general partner of Tru St.  Provco Leasing is also the beneficial owner of 0 shares of common stock.  The Uncommon Individual Foundation is the beneficial owner of 0 shares of common stock as of December 31, 2018.  Dr. Caruso is the founder and chief executive officer of The Uncommon Individual Foundation.  At the quarterly board meeting of The Uncommon Individual Foundation currently scheduled for February 12, 2019, Dr. Caruso will step down from his positions of The Uncommon Individual Foundation and be given the honorary title of Chairman Emeritus. Dr. Caruso disclaims beneficial ownership of shares held by Tru St, Provco Leasing and The Uncommon Individual Foundation except to the extent of his pecuniary interest therein.

(b)

Percent of class:

Based on 85,179,535 shares of the Issuer’s common stock outstanding as of October 30, 2018 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2018: Dr. Caruso may be deemed the beneficial owner of 14.28 % of the Issuer’s common stock; Tru St, may be deemed the beneficial owner of 14.07% of the Issuer’s common stock; Provco Leasing may be deemed the beneficial owner of 14.07% of the Issuer’s common stock and The Uncommon Individual Foundation may be deemed the beneficial owner of 0% of the Issuer’s common stock as of December 31, 2018.

(c) The Reporting Persons have the power to vote or dispose of the number of shares as follows:
(i)

Sole power to vote or direct the vote.

Dr. Caruso may be deemed to have sole power to vote or direct the vote of 193,796 shares of common stock based on his ownership of 134,134 shares and options to purchase 59,662 shares of common stock that are exercisable within 60 days of February 1, 2019.

(ii)

Shared power to vote or direct the vote.

As of December 31, 2018, Dr. Caruso, Tru St, Provco Leasing and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 12,176,206 shares of common stock.  Dr. Caruso and Tru St may be deemed to share the power to vote or direct the vote with respect to 11,982,410 shares of common stock.  Dr. Caruso and Provco Leasing may be deemed to share the power to vote or direct the vote with respect to 11,982,410 shares of common stock.  Dr. Caruso and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 0 shares of common stock as of December 31, 2018.

(iii)

Sole power to dispose or direct the disposition.

Dr. Caruso has sole power to dispose or control the disposition of 193,796 shares of common stock based on his ownership of 134,134 shares and options to purchase 59,662 shares of common stock that are exercisable within 60 days of February 1, 2019.

(iv)

Shared power to dispose or direct the disposition.

As of December 31, 2018, Dr. Caruso, Tru St and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 12,176,206 shares of common stock. Dr. Caruso and Tru St may be deemed to have shared power to dispose of or shared power to direct the disposition of 11,982,410 shares of common stock.  Dr. Caruso and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 11,982,410 shares of common stock.  Dr. Caruso and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or direct the disposition of 0 shares of common stock as of December 31, 2018.

Item 5.	Ownership of Five Percent or Less of a Class:
The Uncommon Individual Foundation is the beneficial owner of 0 shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019.		/s/ Dr. Richard E. Caruso
Richard E. Caruso, Ph.D.

TRU ST PARTNERSHIP LP

By:	/s/ Dr. Richard E. Caruso
Its:	Chairman Emeritus

THE UNCOMMON INDIVIDUAL FOUNDATION		PROVCO LEASING CORPORATION

By:	/s/ Dr. Richard E. Caruso	By:	/s/ Dr. Richard E. Caruso
Its:	President	Its:	Chairman Emeritus

Exhibit Index

Exhibit	Title	Page No.

Exhibit A	Group Members	1

Exhibit B	Joint Filing Agreement	1